Heartland, Inc.
P.O. Box 4320
Harrogate, TN 37752
(606) 248-7323

July 23, 2008

Tracey McKoy, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
1 Station Place, N.E., Stop 7010
Washington, D.C.  20549

Re:         Heartland, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed April 14, 2008
File No. 000-27045

Dear Ms. McKoy:

Terry Lee, the CEO of Heartland, Inc. (the “Company” or “Heartland”), has provided me a copy of your fax from June 30, 2008.  Below, please find our responses to your June 27, 2008 comment letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis or Plan of Operation, page 12

Results of Operations, page 14

1.           Your analysis of the results of operations for the year ended 2007 as compared to 2006 does not provide meaningful information about key drivers impacting your current and future operations.  Specifically, we noted the following:

•
Revenues increased 18% from the year ended 2006 to 2007.  You attribute this increase to a rise in cost of goods sold.  However, you did not provide a discussion of the underlining reasons for this increase in cost of goods sold or whether you expect this trend to continue in future periods.  Furthermore, your should quantify the components driving the change in revenues year over year.  For example, if revenues also increased due to timing of revenue recognition or additional work performed in 2007 than in 2006 you should indentify and quantify each of these contributing factors.

•	We note cost of goods sold as a percentage of sales increased from 85% in 2006 to 90% in 2007. However, you did not identify or address the contributing factors for this change in your analysis.

•	Other income decreased 90% from 2006 to 2007 but you did not provide a discussion of the sources of other income or the underlying reasons for this decrease.

In future filings please provide a more robust discussion of your results of operations that provides an investor with useful information to gain insight into the performance of your current and future operations.  Refer to Section 501.04 of the Financial Reporting Codification and FRR 33.8350 for guidance.

Response

In future filings, commencing with the filing of our quarterly report for the six months ended June 30, 2008, we will provide a more robust discussion of our results from operations including each of the points as set forth above.

Liquidity and Capital Resources, page 14

2.           We note that you had negative cash flows from operating activities for the two years ended December 31, 2007, received a going concern from your auditors and were in default on your convertible notes as of December 31, 2007.  We further note you did not address this in your liquidity analysis.  In future filings, where a material deficiency in short or long term liquidity  has been indentified, please disclose the deficiency, as well as disclosing either your proposed remedy, or that you have not decided on a remedy, or that you are currently unable to address the deficiency.  Refer to Section 501.03a of the Financial Reporting Codification and FRR 33.8350 for guidance.

Response

The auditors were correct in indicating a going concern for the company during 2007. However, we believe the Board of Directors has taken the steps needed, including discontinuing non-profitable operations, in order for that to continue to be less of an issue going forward. As for the default on our convertible notes, the Board intends to address this issue in coming months.  Regardless, if applicable, in future filings, commencing with the filing of our quarterly report for the six months ended June 30, 2008, where a material deficiency in short or long term liquidity  has been indentified, we will disclose the deficiency, as well as disclosing either our proposed remedy, or that we have not decided on a remedy, or that we are currently unable to address the deficiency.

3.           You disclose on page 7 that you expect higher prices that in the past for your raw materials.  In future filings please identify the raw materials that you expect to pay higher prices for and the impact to future operations and liquidity. Please also discuss any mitigating actions that you taken in response to this risk (ie purchase contracts).

Response

In future filings, commencing with the filing of our quarterly report for the six months ended June 30, 2008, we will identify steel as the raw material for which we expect higher prices for and the impact to future operations and liquidity.  Outside of verifying the price of steel at the time of purchase, we have not taken additional steps to mitigate the risk of the increase in the cost of steel.

4.           In future filings please include an analysis of your cash flows from operating activities to explain the underlying factors which contributed to the changes in your balance sheet accounts.  In this regard, you should explain why balances significantly increased or decreased.  Please refer to Section IV.B. of SEC Release 33-8350.

Response

In future filings, commencing with the filing of our quarterly report for the six months ended June 30, 2008, we will include an analysis of your cash flows from operating activities to explain the underlying factors which contributed to the changes in our balance sheet accounts including why balances significantly increased or decreased.  For the year ended December 31, 2007, the only underlying factors contributing to significant changes to our balance sheet is the disposal of under performing assets. The Company has unwound a number of acquisitions entered by prior management.

Consolidated Statements of Cash Flows, page F-5

5.           Please explain your presentation of cash flows from discontinued operations.  It appears all of the operating, investing and financing cash flows from discontinued operations are being presented within the operating cash flow category.  SFAS 95 requires all cash flows to be reported as relating to operating, investing or financing activities.  Please explain how you have complied with this guidance.

Response

The Company defaulted under the terms of the acquisition note and elected to forfeit any interest it had in any of the assets of Karkela and discontinue all efforts in that matter. See the response to comment #4 above. A note detailing the Revenues, pre tax profit (loss), and net assets (liabilities) on discontinued operations was presented.

Note H – convertible Promissory Notes Payable, page F-17

6.           We note that as of December 31, 2007, you were in default on your convertible notes.  In future filings please disclose your debt covenants and identify the covenants you violated.  Furthermore, please provide a discussion of the consequences that you are subject to due to default, regardless of your ability or intent to cure the violation.

Response

In future filings, commencing with the filing of our quarterly report for the six months ended June 30, 2008, we will disclose our debt covenants and identify the covenants violated.  Furthermore, we will include a discussion of the consequences that we are subject to due to default, regardless of our ability or intent to cure the violation.

7.           In future filings, please disclose the dates of your common shares issuance, including the transactions with related parties described on page F-20.

Response

           The dates of the common share issuances, including the issuances, to related parties should have been provided in accompanying notes or in prior filings, but we will disclose these dates in future 10-Q and 10-K filings.

8.           You state that you recognized an imbedded beneficial conversion feature present in the Series A Convertible Preferred in accordance with EITF 98-5.  You further state you recognized and measured $123,437 of the proceeds, which is equal to the intrinsic value of the imbedded beneficial conversion feature, to additional paid-in capital and as a dividend to the holders of the Series A Convertible Preferred Stock issued during the year ended December 31, 2007.  Please clarify the date of issuance of the preferred stock and whether the face value of $,25 per share was equal to the fair value of the common stock on the date of each issuance. Tell us the fair value of your common stock on each date of issuance and provide us with your calculation of intrinsic value of the beneficial conversion feature.  Clarify whether you based fair value on the OTC closing price or used another method.

Response

Attached as Exhibit A please find an Excel worksheet (Heartland – Preferred Shares) for your review. This worksheet details how we recognized the imbedded beneficial conversion of those shares along with the dates of issuance.

Note P – Discontinued Operations

9.           Please tell us how you calculated the gain on disposal of discontinued operations of approximately $4 million during the year ending December 31, 2005.  Provide us with a schedule detailing the calculation and including a thorough explanation of the derivation of amounts used in the calculation.

Response

Attached as Exhibit B is a schedule detailing the gain on disposal of discontinued operations of approximately $4 million during the year ending December 31, 2005.

10.           Please tell us how you calculated the gain on disposal of discontinued operations of VIEs of $2.9m during the year ending December 31, 2006.  Provide us with a schedule and detailed explanation.

Response

Attached as Exhibit B is the calculation on the gain on disposal of discontinued operations.

Item 8A and 8A(T) – Controls and Procedures

11.           You state on page 18 that you had a material weakness in revenue recognition related to duplicate billing and calculation of the percentage of completion. Please tell us whether you restated prior period results to correct this error.  If so, please tell us the amount of the errors and the periods impacted with your consideration of paragraphs 25 and 26 of SFAS 154,

Response

The material weakness was identified and corrected in the current period. There was no need to restate any previous periods.

12.           Please tell us how you have considered the requirement in Item 308T(a)(3) to include an explicit statement as to whether or not internal control over financial reporting is effective, as required by Item 308T(a)(3).  The language is your Form 10-KSB for the fiscal year ended December 31, 2007, and your Form 10Q for march 31,2 008, may confuse investors as to your conclusion.  Note management is not permitted to conclude that the registrants internal control over financial reporting is effective if there are one or more material weaknesses in the registrant’s internal control over financial reporting.

Response

Management is of the opinion that no material weakness will be found in the current year’s filings.  However, should management decide that internal control over financial reporting is not effective, it will include a clear statement to that effect.

13.           The certifications filed as exhibits 31.1 and 31.2 to the Form 10KSB do not include the language prescribed by paragraph 4 of Item 601(a)(31)(i) of Regulation S-K.  The certification provided with the March 31 Form 10Q include the language in paragraph 4(b) but do not include the language in the forepart of paragraph 4.  Please advise.

Response

 The required language was inadvertently excluded.  We will include the required language in all future filings, commencing with the filing of our quarterly report for the six months ended June 30, 2008.

***

Per your request, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if I can be of any further assistance or help in this matter.

Respectfully,

/s/ Mitchell L. Cox
Mitchell L. Cox
CPA,CFO

Exhibit A

HEARTLAND, INC.
PREFERRED STOCK
2007 - Q4

	Per Share Cost	MV Common Stock @ Purchase	Date Paid	No. of Shares	$ Proceeds Cash	$ Preferred Stock	$ APIC	Warrants Series A	[A] Assigned Value	Warrants Series B	[A] Assigned Value	Proceeds Assigned Preferred	Value of Common upon Conversion	Beneficial Conversion
Alan Latourette	0.25	0.43	1/16/2007	100,000	25,000	100	24,900	20,000	4,922	20,000	4,459	15,619	43,000	27,381
Pete Zavoral	0.25	0.38	2/15/2007	60,000	15,000	60	14,940	12,000	2,461	12,000	2,216	10,323	22,800	12,477
Pete Zavoral	0.25	0.31	2/27/2007	60,000	15,000	60	14,940	12,000	1,901	12,000	1,698	11,401	18,600	7,199
Gary Bridgeford	0.25	0.30	3/1/2007	100,000	25,000	100	24,900	20,000	3,028	20,000	2,701	19,271	30,000	10,729
Andy Moone	0.25	0.26	3/30/2007	40,000	10,000	40	9,960	8,000	993	8,000	880	8,127	10,400	2,273
Troy J Lane	0.25	0.26	3/30/2007	250,000	62,500	250	62,250	50,000	6,209	50,000	5,501	50,790	65,000	14,210
Outstanding as March 31, 2007				610,000	152,500	610	151,890	122,000	19,514	122,000	17,455	115,531	189,800	74,269
Marc Foster	0.25	0.26	4/10/2007	400,000	100,000	400	99,600	80,000	10,198	80,000	9,081	80,721	104,000	23,279
John Zavoral	0.25	0.26	5/2/2007	40,000	10,000	40	9,960	8,000	1,020	8,000	908	8,072	10,400	2,328
Zavoral	0.25	0.26	5/3/2007	60,000	15,000	60	14,940	12,000	1,530	12,000	1,362	12,108	15,600	3,492
Pete Zavoral	0.25	0.25	5/4/2007	60,000	15,000	60	14,940	12,000	1,449	12,000	1,288	12,263	15,000	2,737
Gary Bridgeford	0.25	0.23	5/10/2007	200,000	50,000	200	49,800	40,000	4,300	40,000	3,808	41,892	46,000	4,108
Alan Latourette	0.25	0.20	6/19/2007	40,000	10,000	40	9,960	8,000	706	8,000	622	8,672	8,000	-
Ron Davidson	0.25	0.20	6/19/2007	40,000	10,000	40	9,960	8,000	706	8,000	622	8,672	8,000	-
Troy Lane	0.25	0.24	6/22/2007	400,000	100,000	400	99,600	80,000	9,126	80,000	8,098	82,776	96,000	13,224
Tony Asher Revocable Trust	0.25	0.18	6/27/2007	400,000	100,000	400	99,600	80,000	6,074	80,000	5,319	88,607	72,000	-
sub-total - cash				1,640,000	410,000	1,640	408,360	328,000	35,109	328,000	31,108	343,783	375,000	49,168
Ken Farris (services) BOD#21	0.25	0.16	6/4/2007	120,000	30,000	120	29,880	24,000	1,536	24,000	1,338	27,126	19,200	-
Totals Quarter June 30, 2007				1,760,000	440,000	1,760	438,240	352,000	36,645	352,000	32,446	370,909	394,200	49,168
Total Six Months June 30, 2007 and				2,370,000	592,500	2,370	590,130	474,000	56,159	474,000	49,901	486,440	584,000	123,437
Total Nine Months September 30, 2007				2,370,000	592,500	2,370	590,130	474,000	56,159	474,000	49,901	486,440	584,000	123,437
Total Twelve Months December 31, 2007				2,370,000	592,500	2,370	590,130	474,000	56,159	474,000	49,901	486,440	584,000	123,437
Series A Preferred (cash received stock not issued)				@ .001										
[A] - see "warrant valuation" tab				2,370										

Value Pd Above Par	590,130
Conversion Value	123,437
Total APIC - Preferred	713,567

Exhibit B

Gain on Discontinued Operations

           Consisted of Two Operations
                Monarch
                Evans

            Calculated based on the remaining obligation on Heartland's books less the net value of the assets of the individual departments.

Monarch Note	$3,155,000
Net Assets	1,670,292
Monarch Gain	$1,484,708

Evans Note	$2,776,463
Net Assets	394,611
Monarch Gain	$2,381,852

Gain on Discontinued Operations:
Monarch	$1,484,708
Evans	2,381,852
Total	$3,866,560

Gain on Discontinued VIE's

Consisted of Three Operations:

Mundis
Windcrest
Parr

The gain on these VIE's were calculated as follows:

Mundis	$2,339,622
Windcrest	834,058
Parr	(278,943)
Total	$2,894,737